___________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

_________________________

FORM  T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

___________________________________________

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________

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JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

New York

13-4994650

(State of incorporation

(I.R.S. employer

if not a national bank)

identification No.)

270 Park Avenue

New York, New York

10017

(Address of principal executive offices)

(Zip Code)

Thomas F. Godfrey

Vice President and Assistant General Counsel

JPMorgan Chase Bank

1 Chase Manhattan Plaza, 25th Floor

New York, NY 10081

Tel:  (212) 552-2192

 (Name, address and telephone number of agent for service)

___________________________________________________________________

Honda Auto Receivables Trusts

(Exact name of obligor as specified in its charter)

California

33-0526079

(State or other jurisdiction of

  (I.R.S. employer

incorporation or organization)

   identification No.)

700 Van Ness Avenue

Torrance,  CA

90501

 (Address of principal executive offices)

(Zip Code)

Asset Backed Securities

(Title of the indenture securities)

GENERAL

Item 1.

General Information.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York  12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York,

N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.

Affiliations with the Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.

List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1.  A copy of  the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

2.  A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).  On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3.  None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4.  A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference).

5.  Not applicable.

6.  The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).  On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation, was renamed JPMorgan Chase Bank.

7.  A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8.  Not applicable.

9.  Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 2nd day of April 2004.

JPMORGAN CHASE BANK

By   /s/Michael A. Smith

/s/

Michael A. Smith

Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business December 31, 2003, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts

   ASSETS

  in Millions

Cash and balances due from depository institutions:

Noninterest-bearing balances and

currency and coin .....................................................………

$  19,429

Interest-bearing balances ..........................................………

9,602

Securities:

Held to maturity securities.................................................………

176

Available for sale securities...............................................………

  53,625

Federal funds sold and securities purchased under

agreements to resell ..................................................……….

Federal funds sold in domestic offices

             26,067

Securities purchased under agreements to resell

             80,099

Loans and lease financing receivables:

Loans and leases held for sale……………………………….

  20,359

Loans and leases, net of unearned income     $163,864

Less: Allowance for loan and lease losses           3,151

Loans and leases, net of unearned income and

allowance ...............................................…………………….                                 160,713

Trading Assets ..................................................................……….                                  197,197

Premises and fixed assets (including capitalized leases).................                                     6,010

Other real estate owned .....................................................………                                         128

Investments in unconsolidated subsidiaries and

associated companies.................................................………                                          828

Customers’ liability to this bank on acceptances

outstanding ................................................................………                                          225

Intangible assets

        Goodwill…………………………………………………….

2,315

        Other Intangible assets………………………………………

4,997

Other assets ......................................................................……….

46,892

TOTAL ASSETS ..............................................................………

        $628,662

LIABILITIES

Deposits

In domestic offices ...................................................……………….

$190,249

Noninterest-bearing ..................................... $74,112

Interest-bearing ..........................................   116,137

In foreign offices, Edge and Agreement

subsidiaries and IBF's .......................................................................

136,496

     Noninterest-bearing……......................             $ 6,355

Interest-bearing ....................................         130,141

Federal funds purchased and securities sold under agree-

ments to repurchase:

Federal funds purchased in domestic offices

4,639

Securities sold under agreements to repurchase

71,995

Trading liabilities .................................................................…………….

  128,738

Other borrowed money (includes mortgage indebtedness

and obligations under capitalized leases)……………………………

 23,496

Bank's liability on acceptances executed and outstanding………………..

225

Subordinated notes and debentures ...................................……………….

8,028

Other liabilities ......................................................................…………….

26,985

TOTAL LIABILITIES ................................................................…………

590,851

Minority Interest in consolidated subsidiaries …………………………….

  320

EQUITY CAPITAL

Perpetual preferred stock and related surplus……………………………..

0

Common stock ......................................................................……………..

1,785

Surplus  (exclude all surplus related to preferred stock).………………….

16,318

Retained earnings……………………………………………………

                        19,590

Accumulated other comprehensive income…………………………….                              (202)

Other equity capital components………………………………………….

0

TOTAL EQUITY CAPITAL ......................................................…………

   37,491

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TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL

$628,662

     ==========

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has

been prepared in conformance with the instructions issued

by the appropriate Federal regulatory authority and is true

to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness

of this Report of Condition and declare that it has been

examined by us, and to the best of our knowledge and

belief has been prepared in conformance with the in-

structions issued by the appropriate Federal regulatory

authority and is true and correct.

WILLIAM B. HARRISON JR. )

WILLIAM H. GRAY, III

)DIRECTORS

HELENE L. KAPLAN

)